FORM 5

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

[ ]     Form 3 Holdings Reported

[x]     Form 4 Transaction Reported

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940





------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                      /  6. Relationship of Reporting Person to
                                        /    Ticker or Trading Symbol                /     Issuer (Check all applicable)
Mathews        M.         C.            /                                            /
                                        /    AremisSoft Corporation ("AREM")         /         Director          ___ 10% Owner
(Last)        (First)    (Middle)       /                                            /     X(1)Officer           ___ Other
                                        /                                            /         (give title below)    (specify below)
----------------------------------------/--------------------------------------------/
                                        /                       /                    /
c/o AremisSoft Corporation              / 3.IRS Identification  /4. Statement for    /
216 Haddon Avenue, Suite 607            / Number of Reporting   /   Month/Year       /
                                        / Person, if an Entity  /                    /
                                        / (voluntary)           /    12/31/00        /
           (Street)                     /                       /                    /
--------------------------------------- /                       /--------------------/----------------------------------------------
                                        /      --               / 5.If Amendment,    /  7.  Individual or Joint/Group Filing
                                        /                       /   Date of Original /      (Check Applicable Line)
                                        /                       /   (Month/Year)     /
Westmont                NJ      08108   /                       /                    /  X  Form filed by one Reporting Person
                                        /                       /     12/31/00       / ___ Form filed by More than One Reporting
(City)                (State)   (Zip)   /                       /                    /     Person
                                        /                       /                    /
------------------------------------------------------------------------------------------------------------------------------------



            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



------------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       / 5. Amount of          / 6. Ownership /7.Nature
    of   /      Date      /      Code      /     or Disposed of (D)            /    Securities         /    Form:     /  of
Security /    (Mo/Day/Yr) /    (Instr. 8)  /     (Instr. 3, 4 and 5)           /    Beneficially       /    Direct    /  Indirect
(Inst.3) /                /                /-----------------------------------/    Owned at End of    /    (D) or    /  Beneficial
         /                /                /  Amount  /   (A) or (D) /  Price  /    Issuer's Fiscal    /    Indirect  /  Ownership
         /                /                /          /              /         /    Year (Instr. 3     /    (I)       /  (Instr.4)
         /                /                /          /              /         /    and 4)             /    (Instr.4) /
====================================================================================================================================
Common   /    10/10/00    /       M        /60,000(2) /      A       / $5.4375 /                       /      D       /
Stock    /                /                /          /              /(2)      /                       /              /
------------------------------------------------------------------------------------------------------------------------------------
Common   /    10/10/00    /       M        /20,000(2) /      A       / $2.50(2)/                       /      D       /
Stock    /                /                /          /              /         /                       /              /
------------------------------------------------------------------------------------------------------------------------------------
Common   /    10/10/00    /       S        /80,000(2) /      D       /$21.56(2)/            0          /      D       /
Stock    /                /                /          /              /         /                       /              /
====================================================================================================================================


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
-----------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1.Title    /2.Conversion/ 3. Trans-/ 4. Trans-/ 5. Number of / 6.Date           / 7.Title        / 8.   / 9.     / 10.     / 11.
   of      /    or      / action   / action   / Derivative   /   Exercisable    /   and          /Price / Number / Owner-  /Nature
Derivative / Exercise   / Date     / Code     / Securities   /   and            /  Amount of     /of    / of     / ship of /of
Security   / Price of   / (Mo./    / (Instr.  / Aquired(A)   /   Expiration     /  Under-        /Deriv-/ Deriv- / Form    /Indirect
(Instr. 3) / Derivative / Day/     /  8)      / or Disposed  /   Date           /  Lying         /ative / ative  / Deriv-  /Bene-
           / Security   / Year)    /          / of (D)       /   (Mo./Day/Yr.)  /  Secur-        /Secur-/ Securi-/ ative   /ficial
           /            /          /          / (Instr. 3,   /                  /  ities         /ity   / ties   / Secur-  /Owner-
           /            /          /          /  4, and 5)   /                  /  (Instr.3      /(Instr/ Benefi-/ ity:    /ship
           /            /          /          /              /                  /   and 4)       /  5)  / cially / Direct  /(Instr.
           /            /          /          /              /                  /                /      / Owned  / (D) or  /  4)
           /            /          /          /              /                  /                /      / at End / Indirect/
           /            /          /          /--------------------------------------------------/      / of Year/ (I)     /
           /            /          /          / (A)  / (D)   / Date   /  Expir-/ Title   / Amount/      / (Instr./ (Instr. /
           /            /          /          /      /       / Exer-  /  ation /         / or    /      /   4)   /   4)    /
           /            /          /          /      /       / cisable/  Date  /         / Number/      /        /         /
           /            /          /          /      /       /        /        /         / Shares/      /        /         /
====================================================================================================================================
Option to  / $5.4375(2) /  9/1/99  /    A     /60,000/       /  (3)   / 9/01/04/ Common  / 60,000/      /        /    D    /
Purchase   /            /          /          /(2)   /       /        /        / Stock   / (2)   /      /        /         /
------------------------------------------------------------------------------------------------------------------------------------
Option to  / $15.75(2)  /  9/26/00 /    A     /40,000/       /  (4)   / 9/01/05/ Common  / 40,000/      /        /    D    /
Purchase   /            /          /          /(2)   /       /        /        / Stock   / (2)   /      /        /         /
------------------------------------------------------------------------------------------------------------------------------------
Option to  / $5.4375(2) /  10/10/00/    M     /      /60,000 /  (3)   / 9/01/04/ Common  / 60,000/      /        /    D    /
Purchase   /            /          /          /      /(2)    /        /        / Stock   / (2)   /      /        /         /
------------------------------------------------------------------------------------------------------------------------------------
Option to  / $2.50(2)   /  10/10/00/    M     /      /20,000 /4/22/99 / 4/22/04/ Common  / 20,000/      /80,000  /    D    /
Purchase   /            /          /          /      /(2)    /        /        / Stock   / (2)   /      /(2)     /         /
------------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1) Served as a director of AREM during the reporting period. Currently, serving as president of the AREM's emerging markets group.

(2) As adjusted to reflect the two-for-one stock split effected as a stock dividend declared by AREM on December 18, 2000.

(3) The options vest in two equal installments on 9/1/99 and 9/1/00.

(4) The options vest in two equal installments on 9/26/00 and 9/26/01.



*Intentional misstatements or omissions of facts  constitute  Federal Criminal
Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).





   /s/  M.C. MATHEWS                         March 22, 2001
        ------------                        ---------------
        M.C. Mathews                             Date
  Signature of Reporting Person



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.